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FILED PURSUANT TO 424(b)(3)
REGISTRATION #333-86234

SUPPLEMENT NO. 1, DATED JUNE 13, 2003
TO THE PROSPECTUS DATED MAY 20, 2003
OF DIVIDEND CAPITAL TRUST INC.

        We are providing this Supplement No. 1 to you in order to supplement our prospectus. This supplement provides information that shall be deemed part of a new section in the prospectus entitled "Description of Properties."

DESCRIPTION OF PROPERTIES

        The following table provides information regarding the property we have acquired since the prospectus dated May 20, 2003. We purchased this property from an unaffiliated third party. This property will be subject to competition from similar properties within its market area and its economic performance could be affected by changes in local economic conditions. In evaluating this property for acquisition, we considered a variety of factors including location, demographics, price per square foot, the credit of the tenant and the overall rental rate compared to market rates.

Property	Year Built	Date Acquired	Approximate Acquisition Costs, Including Expenses		Gross Leasable Area	Occupancy	Tenant
Nashville, TN	2003	6/10/03	$24,400,000	(1)	756,000	100%	Bridgestone/ Firestone North American Tire, LLC

(1)
We obtained an $11,350,000 Senior Secured Loan from Bank of America, N.A., at a variable annual interest rate equal to adjusted LIBOR plus 2.25% or, at the election of Dividend Capital, 1.0% over the Prime rate. The loan provides for monthly amortization based on an 8%/25 year schedule commencing on the one year anniversary of the closing. The loan matures two years from closing at which time a balloon payment is scheduled.

Nashville, TN

        The Nashville facility is a one-story, single-tenant, newly constructed industrial building with 756, 000 square feet of leasable space. This building is a 650 foot deep cross-dock facility completed in March 2003 and features 30 foot clear height, extensive trailer storage and is expandable to one million square feet. Prior to the end of the seventh year of the initial lease, Bridgestone/Firestone North American Tire, LLC has the option to require Dividend Capital to build out the additional 250,000 square feet of expansion space. Upon completion of the build out, the tenant would be required to lease the entire facility for at least five additional years from the expansion commencement date.

        The cost of the Nashville facility (including an acquisition fee of $705,000 payable to our advisor, Dividend Capital Advisors, LLC) was approximately $24,421,000. The total acquisition cost may increase by additional costs which have not yet been finally determined. We do not expect any additional costs to be material. We have obtained what we believe is adequate insurance on the property.

        Concurrently with the acquisition of the facility, Bridgestone/Firestone North American Tire, LLC entered into a net lease with us for 100% of the facility's gross leasable square feet. The tenant pays maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facility. The landlord is responsible for capital repairs including the roof, truck court and slab. The initial term of the lease is 10 years and may be extended at the option of the tenant for up to two additional five year terms.

        The initial aggregate annual rent under the current lease is $1,924,296 payable monthly in equal installments of $160,358. The lease provides for periodic rent increases as follows:

	Annual Rent	Per Square Foot
Years 1-5	$1,924,296	$2.55
Years 6-10	2,156,796	2.85

        Bridgestone/Firestone North American Tire, LLC is a wholly owned subsidiary of Bridgestone Americas Holding, Inc. the North American holding company and a wholly owned subsidiary of the Japanese parent, Bridgestone Corporation.

POTENTIAL PROPERTY ACQUISITIONS

        We have executed a purchase contract with an unaffiliated third party for two buildings described below. The closing of this acquisition is subject to a number of conditions and we cannot guarantee that this acquisition will be completed. The property will be subject to competition from similar properties within its market area and its economic performance could be affected by changes in local economic conditions.

Property	Year Built	Approximate Acquisition Cost, Including Expenses		Gross Leasable Area	Occupancy		Major Tenants(3)	Estimated Closing Date
Chickasaw Distribution Center, Buildings A and H, Memphis, TN	2001	$14,800,000	(1)	392,006	94.2	%(2)	UPS Freight Services, Inc. Sunrise Medical HHG, Inc. CosCos, Inc., a U.S. subsidiary of Wella AG Crown Bolt, Inc.	July 31, 2003

(1)
We intend to purchase this property with offering proceeds and with certain financing; however the financing terms have not yet been determined.

(2)
The seller has entered into a master lease agreement whereby the seller will lease the remaining space for a twelve month period.

(3)
Major tenants include tenants that occupy 10% or more of the gross leasable area.

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SUPPLEMENT NO. 1, DATED JUNE 13, 2003 TO THE PROSPECTUS DATED MAY 20, 2003 OF DIVIDEND CAPITAL TRUST INC.
DESCRIPTION OF PROPERTIES
POTENTIAL PROPERTY ACQUISITIONS